Exhibit 99.8

COMPENSATION COMMITTEE CHARTER

Last Revised and Restated on December 3, 2009

I.

PURPOSE

The Compensation Committee (the “Committee”) and the Rule 16b-3 Sub-Committee (the “Rule 16b-3 Sub-Committee”) of the Board of Directors (the "Board") of Continental Energy Corporation (the "Company"), will assist the Board in discharging its responsibilities for fair and competitive compensation of “Directors”, “Officers”, and executives and other key employees of the Company.

II.

ORGANIZATION

A.

The Committee members will consist of:

1.

no fewer than three Directors of the Company;

2.

a majority of the Committee's member must satisfy the following criteria (such members being the “Independent Directors” of the Committee):

a.

meet the definition of “non-employee director” within the meaning of Rule 16b-3 promulgated under the US Securities Exchange Act of 1934, as amended; and

b.

meet the applicable independence standards of any relevant or applicable stock exchange or listing authority; and

3.

at least one director who is simultaneously an executive officer of the Company; and

4.

such other directors as the Board may, from time to time, appoint to serve on the Committee.

B.

The Independent Directors shall constitute the "Rule 16b-3 Sub-Committee".

C.

The Committee and the Rule 16b-3 Sub-Committee are collectively referred to as the “Committees”.

D.

The Board shall appoint a Chairman of the Committee (who shall also serve as Chairman of the Rule 16b-3 Sub-Committee), and the members and the Board shall have the power to fill vacancies on the Committees. Additionally, the Board shall have the power to remove any member at any time with or without cause.

E.

Members of the Committees may not receive any compensation from the Company or the Company other than their director’s compensation (including applicable Board and committee retainers and fees).

III.

RESPONSIBILITIES

A.

Mindful of the compensation philosophy objectives set out in Article-VIII below, and with regard to executive compensation matters generally, the Committee:

1.

reviews and approves the Company’s philosophy regarding executive compensation;

2.

reviews and approves executive compensation programs, plans and awards (including CEO compensation), including, but not limited to:

a.

approving the Company’s short and long-term incentive plans (and makes recommendations to the Board),

b.

making stock option and/or restricted/common stock grants, approving performance criteria such grants and modifying or canceling existing grants,

c.

determining rules and regulations relating to the Company’s compensation plans,

d.

imposing limitations, restrictions and conditions upon any award as the Committee deems appropriate,

e.

assures that total compensation paid to executive officers is reasonable;

f.

reviews and approves disclosures in the Company’s annual report to the US Securities and Exchange Commission (“SEC”) regarding executive compensation and benefit plans, in accordance with applicable law and regulation;

Continental Energy Corporation	Compensation Committee Charter	Page 1 of 4

g.

from time to time as and when deemed appropriate reviews the perquisites of the CEO and executive officers, as well as their compliance with policies regarding perquisites;

h.

reviews and approves, in advance, employment agreements, severance or similar agreements or provisions and payments to be made to any executive officer; and

i.

evaluates the CEO’s performance during the prior year in connection with its compensation review.

B.

Notwithstanding anything to the contrary above, and as more particularly described below, certain transactions shall only be acted upon by the Rule 16b-3 Sub-Committee.

IV.

COMMITTEE MEETINGS AND ACTION

The following items shall govern Committee meetings and actions and, as the context requires, the Rule 16b-3 Sub-Committee actions:

A.

A majority of Committee members will be a quorum for the transaction of business at meetings;

B.

the Committees may also act through written resolutions circulated by any communications means appropriate provided that all members of the Committee or the Rule 16b-3 Sub-Committee sign, in counterpart, any minutes or actions taken;

C.

action of a majority of those present at a meeting at which a quorum is present will be the act of the Committee taking such action; provided, however, that:

1.

decisions involving grants and awards of equity securities to employees who are reporting persons for purposes of Section 16(a) of the 1934 Act ("Section 16 Reporting Persons") will be made only by the Rule 16b-3 Sub-Committee. The Rule 16b-3 Sub-Committee, when acting on such decisions, shall be deemed a separate committee of the Board and shall have the full power and authority to make such grants and awards to Section 16(a) reporting persons, without any further approval or ratification of any kind whatsoever, whether from the Committee, the Board or any other committee thereof; and

2.

All other decisions of the Committee must be made by action of a majority of the members;

D.

any action required to be taken at a meeting of the Committee will be deemed the action of the Committee if such action has been approved by the unanimous written consent of all the members of the Committee; provided, however, that any decision involving grants and awards of equity securities to Section 16 Reporting Persons will be made only by the Rule 16b-3 Sub-Committee;

E.

either before or after the action is taken, a written consent shall be executed, and filed with the Corporate Secretary;

F.

the Chairman will report from time to time to the Board on Committee actions and on the fulfillment of the Committee's’ duties under this Charter;

G.

the Corporate Secretary will be the Committee Secretary and the Rule 16b-3 Sub-Committee Secretary, and will keep minutes of the meetings of Committees. The minutes will be distributed to all Committee members;

H.

the Committee will meet from time to time as and when it deems appropriate and at such other times as may be requested by the Chairman and the Rule 16b-3 Sub-Committee will separately; and

I.

the Committees’ Secretary and the management liaison, in consultation with the Chairman, will prepare an agenda. All Committee members are free to include additional items on the agenda. The agenda and all materials to be reviewed at the meetings should be received by the Committee members as far in advance of the meeting day as practicable.

V.

COMPLIANCE AND INVESTIGATIONS

In discharging the duties and responsibilities under this Charter, the Committees are empowered to investigate any matter within the scope of their respective responsibilities, with full access to all books, records, facilities and personnel of the Company. The Committees may request any officer or employee of the Company, or the Company’s outside counsel or independent auditor to attend a meeting of the Committees or to meet with any members of, or consultants to, the Committees.

Continental Energy Corporation	Compensation Committee Charter	Page 2 of 4

VI.

ENGAGEMENT OF EXPERTS AND ADVISORS

The Committees have the authority to retain (and terminate) any consulting firm (including authority to approve the consultant’s fees and other retention terms) to assist in the evaluation of CEO or senior executive compensation, and to advise the Committees regarding “best practices” in executive compensation and to from time to time as and when deemed appropriate review market data, from industry peers and others (adjusted for relative revenue and asset base), to assess competitive position regarding base salaries; annual incentives; and long-term incentives

VII.

SELF-ASSESSMENT AND EVALUATION

The Committee will perform a review and evaluation, from time to time as and when it deems appropriate, of the performance of the Committee and the Rule 16b-3 Committee and its members, including a review of the Committee's compliance with this Charter. In addition, the Committee will, from time to time as it deems necessary, review and reassess the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary. The Committee will conduct such evaluations and reviews in such manner as it deems appropriate. The Committee may amend this Charter from time to time as it deems appropriate, with Board approval.

VIII.

THE COMPANY’S COMPENSATION PHILOSOPHY AND OBJECTIVES  - GUIDELINES

This section sets our the Company’s compensation philosophy and objectives to serve as guidelines to the Committee in performing its duties under this Charter. The Company is a very small organization. It has very limited financial resources to expend. Last but not least it has very few human resources to devote to administrative matters not directly and presently important to the Company’s core objectives. The Company relies very heavily on its executives and employees. The Committee shall use discretion and judgment when determining compensation levels as they apply to a specific executive.

The Company’s executive compensation program as described herein this section is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Company’s shareholders.  Individual compensation may be based on individual experience and performance or other criteria deemed important by the Committee. In order to meet the Company’s objectives, executive compensation is guided by:

•

providing executives with an equity-based incentive plan, namely a stock option plan;

•

aligning employee compensation with company corporate objectives; and

•

attracting and retaining highly qualified individuals in key positions.

Compensation Elements  -  An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of attainment of these goals. The Company’s current executive compensation program is comprised of the following four basic components:

1.

base salary;

2.

non-equity incentives—consisting of a cash bonus linked to both individual and corporate performance;

3.

long-term compensation—consisting of stock options granted under the Company’s formal stock option plan; and

4.

other elements of compensation—consisting of benefits and perquisites.

Base Salary  -  Salaries of the Company’s executive officers shall be reviewed from time to time as and when deemed necessary by the Committee. In determining individual base salaries, the Committee takes into consideration individual circumstances that may include the scope of an executive’s position, location of employment, the executive’s relevant competencies, experience, performance, and retention risk.

Continental Energy Corporation	Compensation Committee Charter	Page 3 of 4

Non-Equity Incentives  -  Until such time as the Company can afford it, the Company shall have no formal short or long term non-equity incentive compensation plan having objective targets or measures in determining non-equity incentives, but instead shall periodically make cash bonuses allocated and paid to one or more executives based on merit and individual accomplishment and contribution to advancing the Company’s project development and strategic objectives.  The granting of cash incentives shall require the approval of both the Committee and the Board of Directors and are based upon an assessment of each individual’s performance in achieving significant value for the Company, specifically; an executive being instrumental in successfully negotiating a new property acquisition, arranging a financing, drilling a successful well, closing a corporate merger or acquisition, or playing a substantive role in a similar milestone event.

Stock Option Plan and Other Long-Term Equity Compensation -  Until such time as the Company can afford it, the Company shall have no formal long term equity compensation plan having objective targets or measures in determining equity incentives, instead incentive compensation paid to the Company’s executive officers consists exclusively of Option-Based awards pursuant to the Company’s formal “Stock Option Plan” as adopted by the Company’s shareholders at our annual general meeting on December 12, 2008 and remains in full force and effect at present. A complete copy of the Stock Option Plan is attached to this Charter and herein incorporated by this reference.

The Board of Directors has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the express provisions of the Stock Option Plan; rules of all stock exchanges and quotation systems on which the Company’s securities are then traded; and with all applicable securities legislation.

Individuals eligible to participate under the Stock Option Plan will be determined by either the Board of Directors or the Committee. The Board of Directors or the Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Company, stock options generally vest immediately but may vest over a specified period of months. The Board of Directors or the Committee, as the case may be, takes into account previous grants of options when considering new grants.

Pension Plan Benefits  -  Until such time as the Company can afford it, the Company shall not have any formal pension plans that oblige the Company to make payments or provide benefits at, following, or in connection with retirement of its Directors, Officers, or employees.

Share-Based Awards  -  Until such time as the Company can afford it, the Company shall not have any formal short or long term share-based award plans that oblige the Company to make any direct grants and issues of Company securities to its Directors, Officers, or employees as compensation.

Compensation on Termination  -  Unless otherwise determined by the Board of Directors the Company shall not have any policies providing for, and the Company shall include no provisions in the Company’s employment agreements with its Officers or employees for, incremental payments to be made to them by the Company in the event of termination of their employment “Without Cause”.

Compensation on Change of Control of Company  -  Unless otherwise determined by the Board of Directors the Company shall not have any policies providing for, and the Company shall include no provisions in the Company’s employment agreements with its Officers or employees for, incremental payments to be made to them by the Company in the event of termination of their employment on the event of any “Change of Control” of the Company.

Compensation of Directors - Unless otherwise determined by the Board of Directors the Company shall not have any policies providing for, and no arrangements pursuant to which Directors are compensated by the Company for their services solely in their capacity as Directors except for the granting from time to time of incentive stock options in accordance with the Company’s Stock Option Plan and except for compensation paid to Directors who are also executive Officers.

Reimbursement of Directors Out of Pocket Expenses - The Company may from time to time reimburse Directors for personal costs incurred in attending meetings or other expenses incurred by a Director for the direct benefit of, or on behalf of the Company.

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Continental Energy Corporation	Compensation Committee Charter	Page 4 of 4

CONTINENTAL ENERGY CORPORATION
STOCK OPTION PLAN
Adopted: 12 December 2008

Purpose.  The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or any subsidiary of the Company, by offering them an opportunity to participate in the Company’s future performance through awards of Options.

ARTICLE I
INTERPRETATION

1.1

Definitions.  As used in this Plan, the following words and terms will have the following meanings:

(a)

“Board” means the board of directors of the Company;

(b)

“Change of Control” means:

(i)

any Person, or combination of Persons acting jointly or in concert, acquiring or becoming the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities of the Company or of voting securities of the Company that have not been previously issued, or any combination thereof or any other transaction having a similar effect; and

(ii)

amalgamation, merger or arrangement of the Company with or into another entity where the holders of Shares immediately prior to the transaction will hold less than 51% of the voting securities of the resulting entity upon completion of the transaction.

(c)

“Code” means the United States Internal Revenue Code of 1986, as amended.

(d)

“Committee” means the committee appointed by the Board to administer this Plan, or if no committee is appointed, the Board;

(e)

“Company” means Continental Energy Corporation or any successor corporation;

(f)

“Disability” means the mental or physical state of an individual such that:

(i)

the Board, other than such individual, determines that such individual has been unable, due to illness, disease, mental or physical disability or similar cause, to fulfill his or her obligations as an employee, independent contractor, consultant or director of the Company either for any consecutive six month period or for any period of eight months (whether or not consecutive) in any consecutive 12 month period; or

(ii)

a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs.

(g)

“Eligible Person” means any person who is:

(i)

a part-time or full-time employee, or independent contractor of the Company, a Related Entity, a Subsidiary or a Joint Venture Affiliate; or

(ii)

a consultant to the Company, to a Related Entity, to a Subsidiary, or to a Joint Venture Affiliate who (i) is engaged to provide services to the Company, Related Entity, Subsidiary, or a Joint Venture Affiliate (other than services provided in relation to a distribution)under a written contract;; or who (ii) spends or will spend a significant amount of time and attention on affairs and business valuable tothe Company;

(iii)

a director or officer of a Related Entity, a Subsidiary, or a Joint Venture Affiliate; or

(iv)

an Outside Director of the Company;

(h)

“Expiration Date” means the expiration date specified in the Stock Option Agreement; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Shares by the optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such Expiry Date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction.  Subject to the foregoing, the Expiration Date shall not be more than five years after the date of the grant;

(i)

“Exercise Price” means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option;

Stock Option Plan 12/12/08	Continental Energy Corporation	Page 1 of 9

(j)

"Joint Venture Affiliate" means a joint venture partner of the Company or a Subsidiary

(k)

“Non-Qualified Stock Option” means an Option that is not a Qualified Stock Option, as designated in the applicable Stock Option Agreement;

(l)

“Option” means an award of an option to purchase Shares hereunder;

(m)

“Outside Director” means every director of the Company, a Subsidiary, or a Joint Venture Affiliate who is not a part-time or full-time employee, consultant, or independent contractor of the Company;

(n)

“Participant” means every Eligible Person who is approved for participation in the Plan by the Committee;

(o)

“permitted assign” means, for a person that is an employee, executive officer, director or consultant of the Company or of a Related Entity,

(i)

a trustee, custodian, or administrator acting on behalf of, or for the benefit of the person,

(ii)

a holding entity of the person,

(iii)

an RRSP or a RRIF of the person,

(iv)

 a spouse of the person,

(v)

a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the person,

(vi)

a holding entity of the spouse of the person, or

(vii)

an RRSP or a RRIF of the spouse of the person;

(p)

“Plan” means this Stock Option Plan, as further amended from time to time;

(q)

“Qualified Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of section 422 of the Code, as designated in the applicable Stock Option Agreement;

(r)

“Related Entity” means for the Company, a person that controls or is controlled by the Company or that is controlled by the same person that controls the Company;

(s)

“Related Person” means for the Company:

(i)

a director or executive officer of the Company or a Related Entity;

(ii)

an associate of a director or executive officer of the Company or of a Related Entity; or

(iii)

a permitted assign of a director or executive officer of the Company or of a Related Entity;

(t)

“Shares” means the Common Shares (of any series, if applicable) in the capital of the Company and includes any shares of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed;

(u)

“Stock Option Agreement” has the meaning given to that term in subsection ;

(v)

"Subsidiary" means, for any entity not otherwise a Related Entity, a partially owned subsidiary of the Company in which the Company owns at least 5% of its outstanding voting stock;

(w)

“Termination” or “Terminated” means, for purposes of this Plan with respect to a Participant that the Participant has for any reason ceased to provide continuous services as an employee, independent contractor, director or consultant to the Company.  An employee will not be deemed to have ceased to provide services in the case of:

(i)

sick leave; or

(ii)

any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing.

The Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services and the effective date on which the Participant ceased to provide services (the “Termination Date”);

(x)

“U.S. Participant” means a Participant who is a United States citizen or resident within the meaning of the Code; and

Stock Option Plan 12/12/08	Continental Energy Corporation	Page 2 of 9

(y)

“U.S. Subsidiary” means a subsidiary of the Company within the meaning of subsection 424(f) of the Code or any successor provision.

ARTICLE II
THE PLAN/GRANT OF OPTIONS

2.1

Number of Shares Available.  Subject to section 2.2 and Article 5, the maximum number of Shares reserved and available for grant and issuance pursuant to this Plan shall be the lower of

(a)

a rolling number equal to 20% of the total issued and outstanding Shares from time to time and

(b)

50,000,000 Shares, in any case all of which may be made subject to Qualified Stock Options.

For purposes of the foregoing, any Shares issued upon exercise of Options shall not reduce the percentage of Shares which may be issuable pursuant to Options granted under the Plan.  Subject to section 2.2 and Article 5, any unissued Shares in respect of which Options are granted but that are subject to issuance upon exercise of an Option but cease to be issuable under such Option for any reason (other than exercise of such Option), including without limitation, expiry of the Option or surrender of the Option pursuant to an option exchange program, will again be available for grant and issuance in connection with future Options granted under this Plan.  At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Options granted under this Plan.

Notwithstanding the foregoing, unless shareholder approval is obtained by the Company:

(i)

the number of Shares reserved for issuance to any one person pursuant to Options granted under the Plan shall not exceed 5% of the issued and outstanding Shares;

(ii)

the number of Shares which may be reserved for issuance pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all Related Persons shall not exceed 10% of the Shares outstanding on a non-diluted basis from time to time;

(iii)

the number of Shares which may be issued pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all Related Persons, within a one-year period, shall not exceed 10% of the Shares outstanding on a non-diluted basis from time to time; and

(iv)

the number of Shares which may be issued pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to any one Related Person and such Related Person’s associates, within a one-year period, shall not exceed 5% of the Shares outstanding on a non-diluted basis from time to time.

2.2

Adjustment of Shares.  In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Company without consideration, then:

(a)

the number of Shares reserved for issuance under the Plan; and

(b)

the number of Shares subject to outstanding Options; and

(c)

the Exercise Prices of outstanding Options;

will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a Share will not be issued but will either be: (i) paid in cash at the closing market price of the Shares on the OTC Bulletin Board, or such other exchange or trading platform as the Company may be listed, on the date of such aforementioned event; or (ii) rounded down to the nearest whole Share, as determined by the Committee.

2.3

Options.  The Committee may grant Options to Eligible Persons and will determine the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

(a)

Form of Option Grant.  Each Option granted under this Plan will be evidenced by a stock option agreement or stock option certificate (whether a stock option agreement or stock option certificate, called the “Stock Option Agreement”) which will be in such form set out in Schedule “A” hereto and may contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan;

Stock Option Plan 12/12/08	Continental Energy Corporation	Page 3 of 9

(b)

Date of Grant.  The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee.  The Stock Option Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option;

(c)

Exercise Period.  Subject to Article VII and section 2.3(f), Options may be exercisable, up to the Expiration Date, while the Participant is in continuous service and has not ceased to provide services to the Company and, if applicable, in accordance with any vesting schedule determined by the Committee, acting in its sole discretion, with respect to any Participant and so noted in the Stock Option Agreement for such Participant, unless the vesting schedule is accelerated in accordance with the provisions of this Plan or such Participant’s employment agreement.  If the application of vesting causes the Option to become exercisable with respect to a fractional Share, such Share shall be rounded down to the nearest whole Share.  The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.  The option shall expire on the Expiration Date set forth in the Stock Option Agreement and must be exercised, if at all, on or before the Expiration Date;

(d)

Exercise Price.  The Exercise Price of an Option will be determined by the Committee when the Option is granted and, if the Shares are listed on a stock exchange, shall not be less than the price permitted by the policies of such stock exchange;

(e)

Method of Exercise.  Options may be exercised only by delivery to the Company of a written stock option exercise agreement (the “Exercise Agreement”) in a form set out in Schedule B hereto and approved by the Committee (which need not be the same for each Participant), stating the Participant’s election to exercise the Option, the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding Participant’s investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price in cash or cash equivalents, and any applicable taxes, for the number of Shares being purchased.  If someone other than the Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option.  The Option may not be exercised unless such exercise is in compliance with all applicable securities laws, as they are in effect on the date of exercise;

(f)

Termination.  Subject to Article VII and earlier termination pursuant to Article 5 and notwithstanding the exercise periods set forth in the Stock Option Agreement, exercise of an Option will always be subject to the following:

(i)

if the Participant is Terminated for any reason other than for cause or the Participant’s death or Disability, then the Participant may exercise such Participant’s Options, (but only to the extent that such Options would have been vested and exercisable upon the Termination Date), no later than three months after the Termination Date (but in any event, no later than the Expiration Date) or such other period as may be specified in the Stock Option Agreement;

(ii)

if the Participant is Terminated for cause, then the Participant may exercise such Participant’s Options, (but only to the extent that such Options would have been vested and exercisable upon the Termination Date), no later than the second business day after the Termination Date (but in any event, no later than the Expiration Date) or such other period as may be specified in the Stock Option Agreement; and

(iii)

if the Participant is Terminated because of the Participant’s death or Disability, then such Participant’s Options may be exercised, (but only to the extent that such Options would have been vested and exercisable by Participant on the Termination Date) by Participant (or Participant’s legal representative or authorized assignee), no later than 12 months after the Termination Date (but in any event no later than the Expiration Date) or such other period as may be specified in the Stock Option Agreement;

(g)

Limitations on Exercise.  The Committee may specify a reasonable minimum number of Shares that may be purchased on exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares for which it is then exercisable;

(h)

Modification, Extension or Renewal.  Subject to section 6.1(c), the Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted; and

(i)

Issuance of Shares.  Provided that the Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall issue the Shares registered in the name of the Participant or Participant’s legal representative and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

Stock Option Plan 12/12/08	Continental Energy Corporation	Page 4 of 9

ARTICLE III
ADMINISTRATION

3.1

Committee Authority.  This Plan will be administered by the Committee or the Board acting as the Committee.  Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan including, without limitation, the authority to:

(a)

construe and interpret this Plan, any Stock Option Agreement and any other agreement or document executed pursuant to this Plan;

(b)

prescribe, amend and rescind rules and regulations relating to this Plan (subject to section 6.1);

(c)

select Eligible Persons to receive Options under the Plan;

(d)

determine the form and terms of Options and Stock Option Agreements, not inconsistent with the terms of the Plan;

(e)

determine the Exercise Price of an Option;

(f)

determine the number of Shares to be covered by each Option;

(g)

determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other incentive or compensation plan of the Company;

(h)

amend or modify each Option (subject to section 6.1);

(i)

determine the vesting and exercisability of Options; and

(j)

correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Agreement or any Exercise Agreement (subject to section 6.1).

3.2

Committee Discretion.  Any determination made by the Committee with respect to any Option will be made in its sole discretion at the time of grant of the Option or, unless in contravention of any express term of this Plan or Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under this Plan.

ARTICLE IV
PRIVILEGES OF OWNERSHIP

4.1

Voting and Dividends.  No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued as evidenced by the appropriate entry on the securities register of the Company.  After Shares are issued to the Participant, the Participant will be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares.

4.2

Non-Transferability of Options.  Options granted under this Plan, and any interest therein, may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent; provided however that, with respect to any Non-Qualified Stock Option, a Participant may transfer such Option to:

(a)

a trust created by the Participant for the benefit of his or her lawful spouse, child, or children;

(b)

such Participant’s lawful spouse, child or children; or

(c)

a corporation, all of the shares of which are owned by the Participant.

Upon any such permitted transfer, none of the aforesaid transferees shall become a Participant under this Plan and the transferring Participant shall remain the Participant for the purposes of the interpretation of the terms and conditions of this Plan, as applicable. Options under this Plan shall not be subject to execution, attachment or similar process.  The terms of the Option shall be binding upon the executors, administrators and heirs of the Participant.

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ARTICLE V
CORPORATE TRANSACTIONS

5.1

Assumption or Replacement of Options by Successor.  If the event of:

(a)

a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, or other transaction in which there is no substantial change in the shareholders of the Company or their relative shareholdings and the Options granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants);

(b)

a merger in which the Company is the surviving corporation but after which shareholders of the Company immediately prior to such merger (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such merger) cease to own their shares or other equity interests in the Company; or

(c)

the sale of substantially all of the assets of the Company,

any or all outstanding Options may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants or, in the alternative, the successor corporation may substitute equivalent Options or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Options).  The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions and other provisions no less favourable to the Participant than those which applied to such outstanding Shares immediately prior to such transaction described in this section 5.1, which substitution, provision or other consideration or issuance shall be binding on all Participants.  In the event such successor corporation (if any) refuses to assume or substitute Options, as provided above, pursuant to a transaction described in this section 5.1, then notwithstanding any other provision in this Plan to the contrary, such Options will expire on such transaction at such time and on such conditions as the Committee will determine (including, without limitation, the Committee may, in the exercise of its sole discretion in such instances, give each Participant the right to exercise his or her Option as to all or a part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable).

5.2

Dissolution or Liquidation.  In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, it will terminate immediately prior to the consummation of such proposed action.  The Committee may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Committee and give each Participant the right to exercise his or her Option as to all or any part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable.

5.3

Assumption of Options by the Company.  The Company, from time to time, also may substitute or assume outstanding options granted by another company, whether in connection with an acquisition of such other company or otherwise, by either:

(a)

granting an Option under this Plan in substitution of such other company’s option; or

(b)

assuming such option as if it had been granted under this Plan if the terms of such assumed option could be applied to an Option granted under this Plan.

Such substitution or assumption will be permissible if the holder of the substituted or assumed option would have been eligible to be granted an Option under this Plan if the other company had applied the rules of this Plan to such grant.  In the event the Company assumes an option granted by another company, the terms and conditions of such option will remain unchanged (except that the exercise price and the number and nature of shares issuable upon exercise of any such option will be adjusted appropriately).  In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

5.4

Effect of a Change of Control.  If a Change of Control occurs, the Committee will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule so that the Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Participant.

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ARTICLE VI
AMENDMENT OR TERMINATION OF PLAN

6.1

Board May Amend.  The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, and changes regarding the vesting of Options; provided, however, that:

(a)

such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)

the Board shall obtain shareholder approval of the following:

(i)

any amendment to the maximum number of Shares specified in section 2.1 in respect of which Options may be granted under the Plan (other than pursuant to section 2.2);

(ii)

any amendment that would reduce the exercise price of an outstanding Option (as defined in applicable securities laws) of an insider, other than pursuant to section 2.2;

(iii)

any amendment that would extend the term of any Option granted to an insider under the Plan beyond the Expiration Date.

6.2

Powers of the Board Following Termination of the Plan.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board or the Committee and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan of the Options as they would have been entitled to make if the Plan were still in effect.

ARTICLE VII
ADDITIONAL PROVISIONS CONCERNING U.S. PARTICIPANTS

7.1

Committee Discretion Regarding Qualification.  Options granted to a U.S. Participant will generally be Qualified Stock Options, provided however, that the Committee may, at its discretion, at the time of the grant of the Options, make a determination as to whether the Options will be Qualified Stock Options or Non-Qualified Stock Options.

7.2

Options granted to Non-Employees.  Options granted to a Participant who is a United States citizen or resident within the meaning of the Code and who is not an employee of the Company or a U.S. Subsidiary will not be Qualified Stock Options. Any Stock Option Agreement with such an Optionee for a grant of Options under the Plan will state that the Options granted thereunder are Non-Qualified Stock Options for U.S. income tax purposes.

7.3

Additional Terms and Conditions.  In addition to the terms and conditions of Options granted under the Plan referred to in the preceding sections, Options granted to a U.S. Participant that are granted by the Company as Qualified Stock Options will be subject to the following terms and conditions:

(a)

Options will be designated in the Stock Option Agreement as either Qualified Stock Options or Non-Qualified Stock Options;

(b)

if the U.S. Participant is directly or indirectly the beneficial owner of more than 10% of the combined voting power of all classes of shares in the capital of the Company or a U.S. Subsidiary at the time an Option is granted to the U.S. Participant, the exercise price of such Option will be equal to at least 110% of the Exercise Price, as determined in accordance with subsection , and the term of the Option shall be five years from the date of grant thereof or such shorter term as may be provided in the Stock Option Agreement;

(c)

Options may not be transferred, assigned or pledged in any manner other than by will or applicable laws of descent and distribution and shall be exercisable during the U.S. Participant’s lifetime only by the U.S. Participant;

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(d)

no Options may be granted after the date immediately preceding the tenth anniversary of the earlier of the date this Plan was adopted or was approved by the Company's shareholders, except that if an amendment and restatement of this Plan has subsequently been approved by the Company's shareholders, no Options may be granted after the date immediately preceding the tenth anniversary of the date of such subsequent approval; and

(e)

notwithstanding any other provision of this Plan, such Option by its terms must not be exercisable after the expiry of ten years from the date the Option is granted.

7.4

Acknowledgments of U.S. Participants. If a U.S. Participant is granted Options under the Plan, the Exercise Agreement of the U.S. employee will contain acknowledgements by the U.S. employee that:

(a)

notwithstanding a designation of Options granted to a U.S. Participant as Qualified Stock Options, to the extent that the aggregate fair market value, determined as of the date such Options were granted, of the Shares issuable on exercise of Options which are exercisable for the first time by any U.S. Participant during any calendar year exceeds U.S.$100,000, such excess Options shall not be treated as Qualified Stock Options; and

(b)

in order for Options granted under the Plan to be treated as Qualified Stock Options:

(i)

Shares purchased on the exercise of an Option must not be sold or otherwise disposed of within two years from the date the Option was granted, or within one year from the date the Option was exercised;

(ii)

if a U.S. Participant’s employment with the Company terminates for any reason other than total disability or death as provided in (iii) or (iv), the U.S. Participant must maintain his or her status as a employee of the Company or U.S. Subsidiary at all times during the period beginning on the date the Option is granted and ending three months before the date an Option is exercised;

(iii)

if a U.S. Participant’s employment with the Company terminates because of “total disability,” his or her Option must be exercised before the date 12 months after the date of termination. The term “total disability” means a medically determinable mental or physical impairment that is expected to result in death or has lasted or is expected to last for a continuous period of 12 months or more and that, in the opinion of the Company and two independent physicians, causes the U.S. Participant to be unable to perform his or her duties as an employee, director, officer or consultant of the Company or U.S. Subsidiary and unable to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after two independent physicians have furnished their written opinion of total disability to the Company and the Company has reached an opinion of total disability; and

(iv)

if a U.S. Participant dies while employed with the Company, his or her Options must be exercised within one year after the date of death.

(c)

The acknowledgement of the U.S. Participant in (b)(ii) above does not confer upon the U.S. Participant any right with respect to continuation of his employment relationship with the Company, nor will it interfere in any way with the Company’s right to terminate his employment relationship at any time, with or without cause.

7.5

Legend.  Unless and until Shares issuable upon the exercise of Options are registered under the United States Securities Act of 1933, as amended, Shares issued under this Plan to a Participant who is a resident of the United States of America will contain the following legend, as amended or supplemented by applicable laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED EXCEPT (A) TO CONTINENTAL ENERGY CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, IF AVAILABLE, OR (C) INSIDE THE UNITED STATES (1) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (C)(2) ABOVE, THE SELLER HAS FURNISHED TO CONTINENTAL ENERGY CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING, REASONABLY SATISFACTORY TO THE COMPANY, TO THAT EFFECT.

7.6

Notwithstanding this Article 7, the Company does not assume responsibility for the income or other tax consequences for Participants or U.S. Participants under the Plan and they are advised to consult their own tax advisors.

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ARTICLE VIII
GENERAL

8.1

No Obligation to Employ.  Nothing in this Plan or any Option granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate Participant’s employment or other relationship at any time, with or without cause.

8.2

Governing Law.  This Plan and all Options granted under this Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

8.3

Notices.  Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices.  Any notice required to be given or delivered to Participant shall be in writing and addressed to participant at the address indicated in the Stock Option Agreement or to such other address as such party may designate in writing from time to time to the Company.  All notices shall be deemed to have been given or delivered upon:  personal delivery; three days after deposit in the mail by certified or registered mail (return receipt requested); one business day after deposit with any return receipt express courier (prepaid); or one business day after transmission by confirmed facsimile, rapidfax or telecopier.

8.4

Successors and Assigns.  The Company may assign any of its rights under this Agreement.  This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company.

8.5

Non-exclusivity of the Plan.  Neither the adoption of this Plan by the Board nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

8.6

Pre-Existing Options.  Notwithstanding the foregoing, nothing in this Plan shall apply, or be construed to apply to or otherwise effect any outstanding stock options granted by the Company prior to the date of this Plan. In any such case those stock options shall remain in full force and effect for the remainder of their term subject only to the rights, terms, and conditions of their grant and any stock option agreement in effect with the holder.

*    *    *    *

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